82-5129

Consolidated Financial Statements

Sekisui House, Ltd.

Years ended January 31, 2006 and 2005
with Report of Independent Auditors

ARIS
1-31-06

SUPPL

dw 5/11

Sekisui House, Ltd.

Consolidated Financial Statements

Years ended January 31, 2006 and 2005

Contents

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Osaka Kokusai Bldg., 29th Floor
3-13, Azuchi-machi, 2-chome
Chuo-ku, Osaka, Japan 541-0052

■ Tel: 06 4964 6669
Fax: 06 6263 5170

Report of Independent Auditors

The Board of Directors
Sekisui House, Ltd.

We have audited the accompanying consolidated balance sheets of Sekisui House, Ltd. and subsidiaries as of January 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sekisui House, Ltd. and subsidiaries at January 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental Information

1. As described in Note 20.(b), Sekisui House, Ltd. sold and disposed of a portion of its own common stock in treasury ("treasury stock").

2. As described in Note 3, effective the year ended January 31, 2005, Sekisui House, Ltd. and its domestic subsidiaries adopted a new accounting standard for the impairment of fixed assets as early adoption of this standard was permissible effective the fiscal year ended January 31, 2005.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended January 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

April 27, 2006

Ernst & Young ShinNihon

Sekisui House, Ltd. and Subsidiaries

Consolidated Balance Sheets

January 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Assets			
Current assets:			
Cash and cash equivalents	¥ 94,980	¥ 179,712	$ 806,624
Short-term investments *(Note 4)*	817	1,050	6,938
Notes and accounts receivable:			
Affiliates	148	124	1,257
Trade	96,611	82,571	820,476
Other	17,189	14,903	145,979
Less allowance for doubtful accounts	(1,763)	(1,636)	(14,972)
	112,185	95,962	952,740
Inventories *(Note 5 and 8)*	436,609	362,585	3,707,932
Deferred income taxes *(Note 9)*	59,243	85,052	503,125
Other current assets	8,918	10,089	75,737
Total current assets	712,752	734,450	6,053,096
Property, plant and equipment:			
Land *(Note 8)*	87,926	77,268	746,718
Buildings and structures *(Note 8)*	170,252	160,770	1,445,877
Machinery and equipment	84,905	81,692	721,061
Construction in progress	3,823	3,570	32,467
	346,906	323,300	2,946,123
Less accumulated depreciation	(144,774)	(139,079)	(1,229,503)
Property, plant and equipment, net	202,132	184,221	1,716,620
Investments and other assets:			
Long-term loans receivable	37,985	43,982	322,590
Less allowance for doubtful accounts	(1,414)	(1,427)	(12,009)
	36,571	42,555	310,581
Investments in securities *(Note 4)*	99,896	127,955	848,374
Investments in affiliates *(Note 6)*	999	896	8,484
Deferred income taxes *(Note 9)*	3,055	7,476	25,945
Other assets	42,798	42,678	363,465
Total investments and other assets	183,319	221,560	1,556,849
	¥1,098,203	¥1,140,231	$9,326,565

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Liabilities and shareholders' equity			
Current liabilities:			
Current portion of long-term debt *(Note 7)*	¥ –	¥ 30,000	$ –
Notes and accounts payable:			
Affiliates	3,080	2,987	26,157
Trade	163,308	151,860	1,386,904
Accrued income taxes *(Note 9)*	7,207	19,485	61,206
Advances received	86,174	86,434	731,839
Other current liabilities	67,095	63,656	569,809
Total current liabilities	326,864	354,422	2,775,915
Long-term debt, less current portion *(Note 7)*	–	9,427	–
Deferred income taxes *(Note 9)*	2,257	–	19,168
Accrued retirement benefits for employees *(Note 12)*	26,144	26,896	222,030
Accrued retirement benefits for directors, corporate auditors and executive officers	1,803	1,536	15,312
Other liabilities *(Note 8)*	55,101	60,033	467,949
Total long-term liabilities	85,305	97,892	724,459
Minority interests	272	21,442	2,310
Contingent liabilities *(Note 13)*			
Shareholders' equity *(Note 10)*:			
Common stock:			
Authorized: 1,978,281,000 shares			
Issued: 2006 and 2005 – 709,385,078 shares	186,554	186,554	1,584,323
Capital surplus	237,523	237,525	2,017,180
Retained earnings *(Note 20)*	285,574	259,773	2,425,257
Net unrealized holding gain on securities	24,530	13,169	208,323
Translation adjustments	(40)	(5)	(340)
Less treasury stock, at cost	(48,379)	(30,541)	(410,862)
Total shareholders' equity	685,762	666,475	5,823,881
	¥1,098,203	¥1,140,231	$9,326,565

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Income

Years ended January 31, 2006 and 2005

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2006	2005	2006
Net sales *(Note 19)*	¥1,501,857	¥1,372,244	$12,754,624
Cost of sales	1,213,190	1,098,520	10,303,100
Gross profit	288,667	273,724	2,451,524
Selling, general and administrative expenses	208,686	197,085	1,772,280
Operating income *(Note 19)*	79,981	76,639	679,244
Other income (expenses):			
Interest and dividend income	2,223	2,765	18,879
Interest expense	(140)	(535)	(1,189)
Loss on impairment of fixed assets *(Note 18)*	–	(59,470)	–
Gain on return of substitutional portion of Welfare Pension Fund Plans	–	41,901	–
Loss on revaluation of real estate held for sale *(Note 17)*	(12,015)	(4,069)	(102,038)
Loss on revaluation of securities	(9)	(1,579)	(76)
Other, net	4,735	(3,447)	40,212
Income before income taxes and minority interests	74,775	52,205	635,032
Income taxes *(Note 9)*:			
Current	9,937	22,347	84,391
Deferred	21,626	5,104	183,660
	31,563	27,451	268,051
Income before minority interests	43,212	24,754	366,981
Minority interests in earnings of subsidiaries	(183)	(1,095)	(1,554)
Net income	¥ 43,029	¥ 23,659	$ 365,427

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years ended January 31, 2006 and 2005

		Millions of yen					
	Number of shares in issue	Common stock	Capital surplus	Retained earnings	Net unrealized holding gain on securities	Translation adjustments	Treasury stock
Balance at January 31, 2004	709,385,078	¥186,554	¥237,523	¥248,961	¥ 7,640	¥(98)	¥(12,616)
Net income for the year	–	–	–	23,659	–	–	–
Cash dividends	–	–	–	(12,428)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(419)	–	–	–
Gain on sale of treasury stock	–	–	2	–	–	–	–
Net unrealized holding gain on securities	–	–	–	–	5,529	–	–
Translation adjustments	–	–	–	–	–	93	–
Increase in treasury stock	–	–	–	–	–	–	(17,925)
Balance at January 31, 2005	709,385,078	¥186,554	¥237,525	¥259,773	¥ 13,169	¥(5)	¥(30,541)
Net income for the year	–	–	–	43,029	–	–	–
Cash dividends	–	–	–	(12,785)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(484)	–	–	–
Loss on sale of treasury stock	–	–	(2)	(3,954)	–	–	–
Decrease in retained earnings resulting from exclusion of subsidiaries	–	–	–	(5)	–	–	–
Net unrealized holding gain on securities	–	–	–	–	11,361	–	–
Translation adjustments	–	–	–	–	–	(35)	–
Increase in treasury stock	–	–	–	–	–	–	(17,838)
Balance at January 31, 2006	709,385,078	¥186,554	¥237,523	¥285,574	¥ 24,530	¥(40)	¥(48,379)

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized holding gain on securities	Translation adjustments	Treasury stock
Balance at January 31, 2005	$1,584,323	$2,017,197	$2,206,140	$111,839	$ (43)	$(259,372)
Net income for the year	–	–	365,427	–	–	–
Cash dividends	–	–	(108,577)	–	–	–
Bonuses to directors and corporate auditors	–	–	(4,110)	–	–	–
Loss on sale of treasury stock	–	(17)	(33,580)	–	–	–
Decrease in retained earnings resulting from exclusion of subsidiaries	–	–	(43)	–	–	–
Net unrealized holding gain on securities	–	–	–	96,484	–	–
Translation adjustments	–	–	–	–	(297)	–
Increase in treasury stock	–	–	–	–	–	(151,490)
Balance at January 31, 2006	$1,584,323	$2,017,180	$2,425,257	$208,323	$ (340)	$(410,862)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended January 31, 2006 and 2005

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2006	2005	2006
Cash flows from operating activities			
Income before income taxes and minority interests	¥ 74,775	¥ 52,205	$ 635,032
Adjustments for:			
Depreciation and amortization	11,117	11,554	94,412
Loss on impairment of fixed assets	–	59,470	–
Gain on return of substitutional portion of Welfare Pension Fund Plans	–	(41,901)	–
Provision for retirement benefits	(752)	(3,259)	(6,386)
Interest and dividend income	(2,223)	(2,765)	(18,879)
Interest expense	140	535	1,189
Loss on revaluation of real estate held for sale	12,015	4,069	102,038
Loss on revaluation of securities	9	1,579	76
Increase in notes and accounts receivable	(14,040)	(2,533)	(119,236)
Increase in inventories and advance payments	(68,175)	(45,225)	(578,981)
Increase in notes and accounts payable	12,493	11,794	106,098
Decrease (increase) in advances received	(260)	11,396	(2,208)
Other	(10,073)	(1,471)	(85,546)
Subtotal	15,026	55,448	127,609
Interest and dividends received	2,367	3,074	20,102
Interest paid	(244)	(719)	(2,072)
Income taxes paid	(22,905)	(6,810)	(194,522)
Net cash (used in) provided by operating activities	(5,756)	50,993	(48,883)
Cash flows from investing activities			
Proceeds from sales of short-term investments	266	1,930	2,259
Purchases of short-term investments	(232)	(235)	(1,970)
Proceeds from sales of property, plant and equipment	1,951	1,220	16,569
Purchases of property, plant and equipment	(47,142)	(35,108)	(400,357)
Proceeds from sales of investments in securities	65,741	10,221	558,310
Purchases of investments in securities	(12,655)	(12,268)	(107,473)
Decrease in loans receivable	5,973	2,828	50,726
Other	(1,642)	(1,096)	(13,945)
Net cash provided by (used in) investing activities	12,260	(32,508)	104,119
Cash flows from financing activities			
Repayment of long-term debt	(31,553)	(30,249)	(267,966)
Cash dividends paid	(12,785)	(12,428)	(108,577)
Increase in treasury stock	(46,600)	(17,947)	(395,754)
Other	(263)	(517)	(2,234)
Net cash used in financing activities	(91,201)	(61,141)	(774,531)
Effect of exchange rate changes on cash and cash equivalents	(35)	93	(297)
Net decrease in cash and cash equivalents	(84,732)	(42,563)	(719,592)
Cash and cash equivalents at beginning of the year	179,712	222,275	1,526,216
Cash and cash equivalents at end of the year	¥ 94,980	¥ 179,712	$ 806,624

See notes to consolidated financial statements.

1 Basis of Preparation

Sekisui House, Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards. The Company's overseas subsidiary maintains its accounts and records in conformity with the accounting principles generally accepted and the practices prevailing in its country of domicile.

The accompanying consolidated financial statements have been prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the accompanying consolidated financial statements, certain reclassification and rearrangements have been made to present the accompanying consolidated financial statements in a form which is familiar to reorders outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of the reader and has been made at ¥117.75 = U.S.$1.00, the approximate rate of exchange in effect on January 31, 2006. This translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollar amounts at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries (the "Group") based on the control or influence concept. All significant intercompany transactions and accounts have been eliminated in consolidation.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are accounted for by the equity method.

The difference between the cost of investments in subsidiaries and affiliates and the Company's equity in their net assets at their respective dates of acquisition is being amortized over a period of five years.

2. Summary of Significant Accounting Policies (continued)

(b) Foreign currency translation

All monetary assets and liabilities denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, except that receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding forward exchange contract rates. Gain or loss on each translation is credited or charged to income.

The financial statements of the overseas subsidiary are translated into yen at the rate of exchange in effect at the balance sheet date except that the components of shareholders' equity are translated at their historical exchange rate. Differences resulting from translating the financial statements of the overseas subsidiary have not been included in the determination of net income, but are presented as translation adjustments in the consolidated balance sheets.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, deposits held at call with banks, net of overdrafts, and all highly liquid investments with maturities of three months or less.

(d) Short-term investments and investments in securities

Securities other than those of affiliates are classified into three categories: trading securities, held-to-maturity debt securities and other securities.

Trading securities, consisting of debt and marketable equity securities, are stated at fair value. Gain and loss, both realized and unrealized, are charged to income. Held-to-maturity debt securities are stated at their amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, reported as a separate component of shareholders' equity. Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

Under the Commercial Code of Japan, unrealized holding gain on other securities, net of the related taxes, is not available for distribution as dividends or as bonuses to directors and corporate auditors.

2. Summary of Significant Accounting Policies (continued)

(e) Inventories

The individual cost method is applied to land held for sale, construction for sale and contracts in process.

Other inventories are stated at cost determined by the moving average method.

(f) Property, plant and equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the declining-balance method at rates based on the estimated useful lives of the respective assets. The straight-line method is applied to buildings (except for structures attached to the buildings).

(g) Leases

Noncancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts has been provided based on the Company's and the subsidiaries' historical experience with respect to write-offs plus an estimate of the amount of specific uncollectible accounts.

(i) Income taxes

Income taxes are calculated based on taxable income and are determined in accordance with the applicable tax laws and charged to income on an accrual basis. The Group recognizes the tax effect of the temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes.

2. Summary of Significant Accounting Policies (continued)

(j) Accrued retirement benefits

Employees of the Company and its domestic subsidiaries are covered by an employees' retirement allowances plan and an employees' pension plan. The employees' retirement allowances plan provides for a lump-sum payment determined by reference to the rate of pay, length of service and conditions under which the termination occurs. The employees' pension plan, which is a funded defined pension plan, covers approximately 75% of the benefits under the retirement allowances plan for employees retiring after three or more years of service.

Accrued retirement benefits are provided based on the amount of the projected benefit obligation reduced by the pension plan assets at fair value at the end of the year.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized principally by the straight-line method over 5 years, which falls within the estimated average remaining years of service of the eligible employees.

Prior service cost is amortized by the straight-line method over 5 years, which falls within the estimated average remaining years of service of the eligible employees.

See Note 12 for the method of accounting for the separation of the substitutional portion from the corporate portion of the benefit obligation under the Welfare Pension Fund Plans.

Directors, corporate auditors and executive officers are customarily entitled to lump-sum payments under an unfunded retirement allowances plan. The provision for retirement allowances for these officers has been made at an estimated amount based on the Company's internal regulations.

(k) Research and development expenditures and computer software

Research and development expenditures are charged to income as incurred.

Expenditures relating to computer software developed for internal use are charged to income when incurred, except if it has been determined that the software will contribute to the future generation of income or cost savings. Such expenditures are capitalized as assets and amortized by the straight-line method over 5 years.

2. Summary of Significant Accounting Policies (continued)

(l) Accounting for warranty expenses

The Company provides after-sales service for twenty years against structural defects on detached houses and low-rise apartment buildings as well as a ten-year warranty under the "Housing Quality Assurance Act," except for buildings other than houses.

Expenses in connection with repair services or warranties are charged to manufacturing overhead as incurred and have no material effect on net income.

3. Change in Method of Accounting

Effective February 1, 2004, the Company and its domestic subsidiaries opted for early adoption of a new accounting standard for the impairment of fixed assets which requires that tangible and intangible fixed assets be carried at cost less depreciation and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A company is required to recognize an impairment loss in the statement of income if certain indicators of asset impairment exist and if the book value of an asset exceeds the undiscounted sum of its future cash flows. The standard states that an impairment loss should be measured as the excess of the book value over the higher of (1) the fair market value of the asset, net of its disposition cost, and (2) the present value of future cash flows arising from the ongoing utilization of the asset and from its disposition, if applicable. The standard covers land, factories, buildings and other items of property, plant and equipment as well as intangible assets.

As a result of the adoption of this new accounting standard, a loss on impairment of fixed assets in the aggregate amount of ¥59,470 million was recognized in the consolidated statement of income for the year ended January 31, 2005.

The impairment loss on fixed assets has been deducted directly from the carrying amounts of the respective assets in the consolidated balance sheets.

4. Short-Term Investments and Investments in Securities

Held-to-maturity debt securities and other securities at January 31, 2006 and 2005 were as follows:

	Millions of yen							
	Held-to-maturity debt securities							
	2006				2005			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:								
Bonds	¥1,800	¥1	¥(2)	¥1,799	¥1,948	¥2	–	¥1,950
	¥1,800	¥1	¥(2)	¥1,799	¥1,948	¥2	–	¥1,950
Market value not determinable:								
Bonds	¥2,101	–	–	–	¥2,000	–	–	–
Other	–	–	–	–	800	–	–	–
	¥2,101	–	–	–	¥2,800	–	–	–

	Thousands of U.S. dollars			
	Held-to-maturity debt securities			
	2006			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:				
Bonds	$15,287	$8	$(17)	$15,278
	$15,287	$8	$(17)	$15,278
Market value not determinable:				
Bonds	$17,843	–	–	–
Other	–	–	–	–
	$17,843	–	–	–

4. Short-Term Investments and Investments in Securities (continued)

	Millions of yen							
	Other securities							
	2006				2005			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:								
Equity securities	¥41,484	¥41,156	–	¥82,640	¥32,962	¥21,180	¥(965)	¥ 53,177
Bonds	–	–	–	–	51,921	1,649	–	53,570
	¥41,484	¥41,156	–	¥82,640	¥84,883	¥22,829	¥(965)	¥106,747
Market value not determinable:								
Equity securities	¥12,572	–	–	–	¥11,510	–	–	–
Other	999	–	–	–	6,000	–	–	–
	¥13,571	–	–	–	¥17,510	–	–	–

	Thousands of U.S. dollars			
	Other securities			
	2006			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:				
Equity securities	$352,306	$349,520	–	$701,826
Bonds	–	–	–	–
	$352,306	$349,520	–	$701,826
Market value not determinable:				
Equity securities	$106,769	–	–	–
Other	8,484	–	–	–
	$115,253	–	–	–

5. Inventories

Inventories at January 31, 2006 and 2005 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2006	2005	2006
Land held for sale, including land held for development	¥324,796	¥256,189	$2,758,352
Construction for sale, including projects under construction	61,398	55,423	521,427
Contracts in process	44,931	46,098	381,580
Other	5,484	4,875	46,573
	¥436,609	¥362,585	$3,707,932

6. Investments in Affiliates

Investments in affiliates at January 31, 2006 and 2005 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2006	2005	2006
Investments in capital stock, at cost	¥1,021	¥1,019	$8,671
Equity in undistributed loss since acquisition, net	(22)	(123)	(187)
	¥ 999	¥ 896	$8,484

7. Long-Term Debt

(a) Long-term debt, less the current portion at January 31, 2005, is summarized as follows:

	Millions of yen
	2005
0% unsecured loans from manufacturing industries and others	¥9,427

(b) Notes

Notes outstanding at January 31, 2005 were as follows:

	Millions of yen
	2005
2.4% yen unsecured notes, due 2005	¥ 10,000
1.92% yen unsecured notes, due 2005	10,000
1.79% yen unsecured notes, due 2005	10,000
	30,000
Less current portion	(30,000)
	¥ –

8. Mortgaged and Pledged Assets

The following assets, recorded at net book value at January 31, 2006 and 2005, were either mortgaged or pledged for guarantees of bank loans of third parties and long-term deposits received and other, and totaled ¥3,159 million ($26,828 thousand) and ¥4,313 million, respectively.

	Millions of yen		*Thousands of U.S. dollars*
	2006	2005	2006
Inventories	¥4,257	¥6,450	$36,153
Land	192	192	1,631
Buildings	764	–	6,488
	¥5,213	¥6,642	$44,272

9. Income Taxes

The Company and its domestic subsidiaries are subject to several taxes based on income which, in the aggregate, resulted in statutory tax rates of approximately 40.4% and 41.7% for the years ended January 31, 2006 and 2005. The overseas subsidiary is subject to the income taxes of the country in which it operates.

The effective tax rates reflected in the consolidated statements of income for the years ended January 31, 2006 and 2005 differ from the above statutory tax rates for the following reasons:

	2006	2005
Statutory tax rates	40.4%	41.7%
Entertainment expenses not deductible	2.0	2.9
Dividend income not taxable	(0.4)	(1.3)
Inhabitants' per capita taxes	0.8	1.0
Valuation allowance	(0.7)	6.7
Other	0.1	1.6
Effective tax rates	42.2%	52.6%

The significant components of the Group's deferred tax assets at January 31, 2006 and 2005 are summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2006	2005	2006
Loss on revaluation of real estate held for sale	¥ 47,154	¥73,649	$ 400,459
Impairment loss on fixed assets	7,340	7,685	62,335
Tax loss carryforwards	10	3	85
Accrued enterprise tax	733	1,741	6,225
Retirement benefits	10,188	9,502	86,522
Allowance for doubtful accounts	1,015	866	8,620
Accrued bonuses	7,302	7,041	62,013
Unrealized holding gain on securities	(16,624)	(8,992)	(141,180)
Other	6,128	4,543	52,042
	63,246	96,038	537,121
Valuation allowance	(3,206)	(3,510)	(27,227)
	¥ 60,040	¥92,528	$ 509,894

10. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equivalent to at least 10% of all cash appropriations of retained earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve is not available for dividends but may be used to eliminate or reduce a deficit by approval of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also stipulates that, to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders. Retained earnings include the legal reserve provided in accordance with the provisions of the Code.

The Company's legal reserve included in retained earnings at January 31, 2006 and 2005 amounted to ¥23,129 million ($196,425 thousand) and ¥23,129 million, respectively.

Under the Code, upon the issuance and sale of new shares of common stock, the entire amount of the issue price is required to be accounted for as common stock, although a company may, by resolution of the Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

Interim cash dividends may be declared and paid subject to a resolution of the Board of Directors. The Commercial Code imposes a limit on the amount which may be paid as interim dividends. An interim dividend of ¥10.0 ($0.08) per share totaling ¥6,665 million ($56,603 thousand) was paid on September 30, 2005.

11. Research and Development Costs

Research and development costs charged to income amounted to ¥6,190 million ($52,569 thousand) and ¥5,793 million for the years ended January 31, 2006 and 2005, respectively.

12. Accrued Retirement Benefits

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets at January 31, 2006 and 2005 for the Group's defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
	2006	2005	2006
Retirement benefit obligation at end of year	¥(195,617)	¥(181,761)	$(1,661,291)
Fair value of plan assets at end of year	181,593	141,625	1,542,191
Unfunded retirement benefit obligation	(14,024)	(40,136)	(119,100)
Unrecognized fair value of plan assets	(6,036)	–	(51,261)
Unrecognized actuarial loss	875	22,771	7,431
Unrecognized past service cost	(6,940)	(9,529)	(58,938)
Net retirement benefit obligation	(26,125)	(26,894)	(221,868)
Prepaid pension cost	19	2	162
Accrued retirement benefits	¥ (26,144)	¥ (26,896)	$ (222,030)

On September, 1 2004, the Company and certain subsidiaries obtained approval from the Minister of Health, Labor and Welfare with respect to their application for the transfer to the Japanese government of the substitutional portion of benefit obligation for future employee services provided in prior years and the related pension plan assets. The transfer of the substitutional portion to the Japanese government was completed for the year ended January 31, 2005. On December 1, 2004, certain other subsidiaries obtained approval from the Minister of Health, Labor and Welfare for a transfer to Japanese government of the substitutional portion of the obligation for benefits for future employee services provided in the prior year and the related pension plan assets.

As a result, the Company and its domestic subsidiaries recognized a gain of ¥41,901 million for the year ended January 31, 2005.

12. Accrued Retirement Benefits (continued)

The components of net retirement benefit expenses for the years ended January 31, 2006 and 2005 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2006	2005	2006
Service cost	¥ 9,060	¥ 10,056	$ 76,943
Interest cost	4,429	5,512	37,613
Expected return on plan assets	(5,531)	(6,645)	(46,972)
Amortization:			
Actuarial loss	7,075	7,397	60,085
Past service cost	(3,009)	(7,222)	(25,554)
Retirement benefit expenses	¥ 12,024	¥ 9,098	$ 102,115
Gain on restitution of substitutional portion of Welfare Pension Fund Plans	–	(41,901)	–
	¥ 12,024	¥(32,803)	$ 102,115

The assumptions used in accounting for the defined benefit plans for the years ended January 31, 2006 and 2005 were as follows:

	2006	2005
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	4.0%	4.0%

13. Contingent Liabilities

The Group had the following contingent liabilities at January 31, 2006:

	Millions of yen	*Thousands of U.S. dollars*
Guarantees of housing loans to customers	¥94,016	$798,437
Guarantees of bank loans of a third party	1,184	10,055
	¥95,200	$808,492

14. Leases

The following *pro forma* amounts present the acquisition costs and accumulated depreciation of property leased to the Group at January 31, 2006 and 2005, which would have been reflected in the consolidated balance sheets if finance leases other than those which transfer the ownership of the leased property (currently accounted for as operating leases) were capitalized.

	Millions of yen					
	2006			2005		
	Acquisition costs	Accumulated depreciation	Net leased property	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥38,889	¥23,037	¥15,852	¥35,668	¥21,946	¥13,722
Machinery and equipment	7,180	5,317	1,863	6,940	4,953	1,987
Other	1,741	1,050	691	1,809	1,223	586
	¥47,810	¥29,404	¥18,406	¥44,417	¥28,122	¥16,295

	Thousands of U.S. dollars		
	2006		
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	$330,267	$195,643	$134,624
Machinery and equipment	60,977	45,155	15,822
Other	14,786	8,917	5,869
	$406,030	$249,715	$156,315

Lease payments relating to finance leases other than those which transfer the ownership of the leased property amounted to ¥7,035 million ($59,745 thousand) and ¥7,347 million for the years ended January 31, 2006 and 2005, respectively.

Future minimum lease payments subsequent to January 31, 2006 for finance leases other than those which transfer the ownership of the leased property were as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2007	¥ 6,415	$ 54,480
2008 and thereafter	12,776	108,501
	¥19,191	$162,981

15. Derivatives and Hedging Activities

Derivative financial instruments are utilized by the Company to reduce the risk of foreign exchange rate fluctuation. The Company has established a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of transactions involving derivative financial instruments. The Company does not enter into derivatives transactions for speculative trading purposes.

The Company is exposed to certain market risks arising from its forward foreign exchange contracts. The Company is also exposed to the risk of credit loss in the event of non-performance by the counterparties to currency-related and interest-related derivatives transactions; however, the Company does not anticipate non-performance by any of these counterparties all of whom are financial institutions with high credit ratings.

Derivatives positions are carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability.

At January 31, 2005, the outstanding interest-rate swap positions were as follows:

	Millions of yen	
	2005	
	Notional amount	Unrealized gain
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	¥7,500	¥ 28
Variable-rate into fixed-rate obligations	¥7,500	¥ 23

16. Amounts per Share

	Yen		*U.S. dollars*
	2006	2005	2006
Basic net income	¥ 62.94	¥ 33.80	$0.53
Net assets	1,028.46	979.40	8.73
Cash dividends	20.00	18.00	0.17

Basic net income per share has been computed based on the net income available for distribution to shareholders of common stock and the weighted-average number of shares of common stock outstanding during the year.

No diluted net income per share for the years ended January 31, 2005 and 2006 has been presented because no potentially dilutive securities were issued.

Amounts per share of net assets have been computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share of the Company represent the cash dividends declared as applicable to the respective years together with the interim cash dividends paid.

17. Loss on Revaluation of Real Estate Held for Sale

Real estate held for sale at January 31, 2006 and 2005, the market value of which has declined significantly from its carrying value, has been written down to its fair market value.

18. Loss on Impairment of Fixed Assets

During the year ended January 31, 2005, the Company and its domestic subsidiaries completed a review of their assets to identify those whose carrying amounts were not recoverable and recognized losses on the impairment of buildings, land and other assets for leasing, which are grouped individually.

As a result of a recent decline in land prices and a sluggish rental market, the carrying value of the above assets has been reduced to their recoverable amounts. Accordingly, a total impairment loss of ¥59,470 million was recognized which consisted of ¥18,661 million on buildings, ¥39,772 million on land and ¥1,037 million on other assets.

The recoverable amount utilized in the calculation was the higher of the net selling price or value in use. The net selling price is the appraised value less the costs of disposal; whereas value in use is the sum of the net projected future cash flows discounted at rates varying from 3% to 6%.

19. Segment Information

The Group companies are primarily engaged in the construction, purchase, administration and sales of residential properties; the design, contracting, execution, and supervision of construction projects; real estate brokerage, and landscaping.

In the built-to-order housing segment, the Company prefabricates, builds to order and sells steel frame, wood frame, and concrete houses and low-rise apartment buildings on land owned by the customers. The real estate for sale segment include sales of land, built-for-sale houses, and also the portion of built-to-order sales where Sekisui House also sold the land, and sales of condominiums. In the real estate for leasing segment, the Company leases, subleases and manages detached houses, low-rise apartment buildings, condominiums, commercial buildings, shops, and so forth. Other business is involved in contracts for the design of condominiums and commercial buildings, the construction and remodeling of houses, and landscape and garden design and construction.

The business segment information of the Group companies for the years ended January 31, 2006 and 2005 is outlined as follows:

	Millions of yen						
	2006						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥725,217	¥347,724	¥291,154	¥137,762	¥1,501,857	¥ –	¥1,501,857
Inter-group sales and transfers	1,703	–	1,518	5,151	8,372	(8,372)	–
Total sales	726,920	347,724	292,672	142,913	1,510,229	(8,372)	1,501,857
Operating expenses	652,140	324,317	279,438	139,355	1,395,250	26,626	1,421,876
Operating income	¥ 74,780	¥ 23,407	¥ 13,234	¥ 3,558	¥ 114,979	¥ (34,998)	¥ 79,981
Assets	¥211,677	¥457,231	¥201,487	¥ 29,204	¥ 899,599	¥198,604	¥1,098,203
Depreciation and amortization	¥ 4,850	¥ 762	¥ 3,175	¥ 337	¥ 9,124	¥ 1,993	¥ 11,117
Loss on impairment of fixed assets	–	–	–	–	–	–	–
Capital expenditures	¥ 8,543	¥ 260	¥35,526	¥ 85	¥ 44,414	¥ 2,403	¥ 46,817

19. Segment Information (continued)

	Millions of yen						
	2005						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥708,539	¥273,455	¥269,326	¥120,924	¥1,372,244	¥ –	¥1,372,244
Inter-group sales and transfers	1,293	–	1,439	7,878	10,610	(10,610)	–
Total sales	709,832	273,455	270,765	128,802	1,382,854	(10,610)	1,372,244
Operating expenses	627,692	261,176	262,642	125,030	1,276,540	19,065	1,295,605
Operating income	¥ 82,140	¥ 12,279	¥ 8,123	¥ 3,772	¥ 106,314	¥(29,675)	¥ 76,639
Assets	¥200,220	¥405,162	¥199,022	¥ 22,923	¥ 827,327	¥312,904	¥1,140,231
Depreciation and amortization	¥ 4,875	¥ 636	¥ 3,863	¥ 345	¥ 9,719	¥ 1,835	¥ 11,554
Loss on impairment of fixed assets	–	–	¥ 59,470	–	¥ 59,470	–	¥ 59,470
Capital expenditures	¥ 8,818	¥ 126	¥ 25,573	¥ 217	¥ 34,734	¥ 1,492	¥ 36,226

	Thousands of U.S. dollars						
	2006						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	$6,158,955	$2,953,070	$2,472,645	$1,169,954	$12,754,624	–	$12,754,624
Inter-group sales and transfers	14,463	–	12,892	43,745	71,100	$ (71,100)	–
Total sales	6,173,418	2,953,070	2,485,537	1,213,699	12,825,724	(71,100)	12,754,624
Operating expenses	5,538,344	2,754,285	2,373,146	1,183,482	11,849,257	226,123	12,075,380
Operating income	$ 635,074	$ 198,785	$ 112,391	$ 30,217	$ 976,467	$ (297,223)	$ 679,244
Assets	$1,797,682	$3,883,066	$1,711,142	$ 248,017	$ 7,639,907	$1,686,658	$ 9,326,565
Depreciation and amortization	$ 41,189	$ 6,471	$ 26,964	$ 2,862	$ 77,486	$ 16,926	$ 94,412
Loss on impairment of fixed assets	–	–	–	–	–	–	–
Capital expenditures	$ 72,552	$ 2,208	$ 301,707	$ 722	$ 377,189	$ 20,408	$ 397,597

19. Segment Information (continued)

As more than 90% of the consolidated net sales for the years ended January 31, 2006 and 2005 were made in Japan, the disclosure of geographical segment information and overseas sales information has been omitted.

20. Subsequent Events

(a) The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended January 31, 2006, were approved at a shareholders' meeting held on April 27, 2006:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends of ¥10.00 ($0.08) per share	¥6,663	$56,586
Bonuses to directors and corporate auditors	156	1,325

(b) Sales of treasury stock and disposition of treasury stock

Pursuant to a resolution of the Board of Directors at a meeting held on March 1, 2006, the Company sold 38,000,000 shares of its own common stock in treasury ("treasury stock") which had an average acquisition cost of ¥1,506.84 ($13.26) per share to Mizuho Securities Co., Ltd., Nomura Securities Co., Ltd., Nikko Citygroup Limited, Daiwa Securities SMBC Co., Ltd., and Mitsubishi UFJ Securities Co., Ltd. at a selling price of ¥1,571 ($13.34) per share. The dates for the remittance and for the transfer of the shares were March 23, 2006 and March 24, 2006, respectively. The proceeds from these transactions will be utilized for investments in real estate development.

Pursuant to a resolution of the Board of Directors at a meeting held on March 1, 2006, the Company disposed of 5,000,000 shares of treasury stock at ¥1,506.84 ($13.26) per share in the form of an overallotment to Mizuho Securities Co., Ltd. The dates for the remittance and for the transfer of the shares were April 19, 2006 and April 20, 2006, respectively.